290 Woodcliff Drive Fairport, New York 14450

August 29, 2018

Dear Shareholder,

We need your help. A special meeting of shareholders of the World Opportunities Series will be held on September 18th to consider a proposal to merge the World Opporunities Series into the Overseas Series. As a shareholder, you are being asked to approve this reorganization, which would result in you becoming a shareholder of the Overseas Series.

You are eligible to vote. However, our records indicate that we have not yet received your proxy voting instructions. We need your proxy vote as soon as possible to allow us to proceed with important business of the Series. The Funds’ Board of Directors has unanimously approved the Reorganization and recommends that you vote “FOR” the Reorganization.

Please help us by casting your proxy vote today.

Information about the proposal to be considered at the special meeting is provided in the proxy materials that have been sent to all shareholders. A copy of those materials can be found at proxyonline.com/docs/manningandnapier2018.pdf. If you have any proxy-related questions, or would like to cast your proxy vote by phone, please call 1-800-581-5238 for assistance. Representatives are available Monday through Friday 9 a.m. to 11 p.m. and Saturday 10 a.m. to 6 p.m. Eastern Time. You can also vote by using any of the methods detailed below. Voting is quick and easy.

We very much appreciate your attention to this matter. Please help us by casting your vote today!

Sincerely,

Michele T. Mosca

President, Chairman and Director

Manning & Napier Fund, Inc.

How do I vote?

There are four convenient methods for casting your important proxy vote:

1.        Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-800-581-5238. Representatives are available Monday through Friday 9 a.m. to 11 p.m. and Saturday 10 a.m. to 6 p.m. Eastern Time.

2.        Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3.        Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4.        Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

We would be very grateful if you would use any one of the four voting methods listed above to ensure that your vote is recorded before September 18, 2018.